B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended June 30, 2019	For the three months ended June 30, 2018	For the six months ended June 30, 2019	For the six months ended June 30, 2018

Gold revenue	$267,213	$242,311	$531,195	$540,470

Cost of sales
Production costs	(95,313)	(78,667)	(188,150)	(168,534)
Depreciation and depletion	(56,981)	(55,743)	(117,612)	(119,250)
Royalties and production taxes	(17,552)	(17,123)	(35,506)	(36,373)
Total cost of sales	(169,846)	(151,533)	(341,268)	(324,157)

Gross profit	97,367	90,778	189,927	216,313

General and administrative	(11,662)	(9,638)	(26,448)	(20,427)
Share-based payments (Note 10)	(6,054)	(2,472)	(10,036)	(5,843)
Impairment of long-lived assets (Note 7)	—	—	—	(18,186)
Write-down of mineral property interests	(1,352)	—	(1,352)	—
Recovery of (provision for) non-recoverable input taxes	505	228	555	(391)
Foreign exchange (losses) gains	(76)	1,934	1,250	1,797
Other	309	(1,257)	(38)	(1,990)
Operating income	79,037	79,573	153,858	171,273

Unrealized gain on fair value of convertible notes	—	878	—	12,092
Community relations	(465)	(521)	(1,143)	(1,449)
Interest and financing expense	(7,078)	(8,215)	(14,517)	(16,303)
(Loss) gain on derivative instruments	(2,914)	5,091	3,332	8,119
Other	(437)	(271)	(503)	(325)
Income from continuing operations before taxes	68,143	76,535	141,027	173,407

Current income tax, withholding and other taxes (Note 14)	(24,123)	(21,863)	(49,692)	(59,999)
Deferred income tax recovery (expense) (Note 14)	971	(27,131)	(11,099)	(19,649)
Net income from continuing operations	44,991	27,541	80,236	93,759

Loss from discontinued operations (Note 4)	(3,669)	(6,208)	(12,391)	(14,998)
Net income for the period	$41,322	$21,333	$67,845	$78,761

Attributable to:
Shareholders of the Company	$37,904	$20,806	$60,199	$77,288
Non-controlling interests	3,418	527	7,646	1,473
Net income for the period	$41,322	$21,333	$67,845	$78,761

Earnings per share from continuing operations (attributable to shareholders of the Company) (Note 10)
Basic	$0.04	$0.03	$0.07	$0.09
Diluted	$0.04	$0.02	$0.07	$0.08

Earnings per share (attributable to shareholders of the Company) (Note 10)
Basic	$0.04	$0.02	$0.06	$0.08
Diluted	$0.04	$0.02	$0.06	$0.06

Weighted average number of common shares outstanding (in thousands) (Note 10)
Basic	1,008,345	984,650	1,004,897	983,412
Diluted	1,016,322	1,063,853	1,014,725	1,063,095

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2019	For the three months ended June 30, 2018	For the six months ended June 30, 2019	For the six months ended June 30, 2018

Net income for the period	$41,322	$21,333	$67,845	$78,761

Other comprehensive income (loss)
Items that will not be subsequently reclassified to net income:
Impact of change in credit spread on convertible notes	—	(78)	—	(146)
Unrealized gain (loss) on investments (Note 6)	693	(1,478)	1,362	(4,426)
Other comprehensive income (loss) for the period	693	(1,556)	1,362	(4,572)
Total comprehensive income for the period	$42,015	$19,777	$69,207	$74,189

Other comprehensive income (loss) attributable to:
Shareholders of the Company	$693	$(1,556)	$1,362	$(4,572)
Non-controlling interests	—	—	—	—
	$693	$(1,556)	$1,362	$(4,572)

Total comprehensive income attributable to:
Shareholders of the Company	$38,597	$19,250	$61,561	$72,716
Non-controlling interests	3,418	527	7,646	1,473
	$42,015	$19,777	$69,207	$74,189

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2019	For the three months ended June 30, 2018	For the six months ended June 30, 2019	For the six months ended June 30, 2018
Operating activities
Net income for the period from continuing operations	$44,991	$27,541	$80,236	$93,759
Mine restoration provisions settled	—	—	(124)	—
Non-cash charges, net (Note 15)	62,267	71,341	119,290	128,463
Changes in non-cash working capital (Note 15)	(25,632)	(14,712)	(30,739)	(1,187)
Changes in long-term value added tax receivables	1,756	(4,067)	(83)	(2,746)
Cash provided by operating activities of continuing operations	83,382	80,103	168,580	218,289
Cash provided by operating activities of discontinued operations	9,434	6,108	10,654	15,198
Cash provided by operating activities	92,816	86,211	179,234	233,487

Financing activities
Revolving credit facility, drawdowns net of transaction costs (Note 9)	(5,574)	25,000	(5,574)	25,000
Repayment of revolving credit facility (Note 9)	(25,000)	(75,000)	(25,000)	(150,000)
Equipment loan facilities, drawdowns net of transaction costs (Note 9)	3,463	3,554	3,463	28,848
Repayment of equipment loan facilities (Note 9)	(10,067)	(10,155)	(12,379)	(13,172)
Interest and commitment fees paid	(6,499)	(13,999)	(12,269)	(20,872)
Common shares issued for cash on exercise of stock options (Note 10)	7,005	5,032	28,170	9,907
Principal payments on lease arrangements (Note 2)	(744)	—	(1,501)	—
Restricted cash movement	(398)	39	(1,254)	(1,379)
Other	—	(220)	—	(220)
Cash used by financing activities of continuing operations	(37,814)	(65,749)	(26,344)	(121,888)
Cash used by financing activities of discontinued operations	(99)	(181)	(282)	(620)
Cash used by financing activities	(37,913)	(65,930)	(26,626)	(122,508)

Investing activities
Expenditures on mining interests:
Fekola Mine	(12,829)	(15,322)	(34,113)	(36,409)
Masbate Mine	(7,520)	(9,560)	(15,964)	(21,397)
Otjikoto Mine	(17,221)	(18,256)	(24,503)	(29,632)
Gramalote Project	(614)	(2,041)	(1,802)	(4,477)
Other exploration and development (Note 15)	(12,563)	(15,050)	(19,184)	(26,095)
Other	553	(42)	402	(70)
Cash used by investing activities of continuing operations	(50,194)	(60,271)	(95,164)	(118,080)
Cash used by investing activities of discontinued operations	(23,164)	(19,323)	(36,691)	(32,513)
Cash used by investing activities	(73,358)	(79,594)	(131,855)	(150,593)

(Decrease) increase in cash and cash equivalents	(18,455)	(59,313)	20,753	(39,614)

Effect of exchange rate changes on cash and cash equivalents	638	(1,651)	261	(902)
Cash and cash equivalents, beginning of period	141,583	167,916	102,752	147,468
Less cash associated with discontinued operations, end of period	(10,245)	(10,913)	(10,245)	(10,913)
Cash and cash equivalents, end of period	$113,521	$96,039	$113,521	$96,039

Supplementary cash flow information (Note 15)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at June 30, 2019	As at December 31, 2018
Assets
Current
Cash and cash equivalents	$113,521	$102,752
Accounts receivable, prepaids and other	15,442	12,651
Value-added and other tax receivables	13,927	13,657
Inventories (Note 5)	194,864	233,971
Assets classified as held for sale (Note 4)	166,452	—
	504,206	363,031

Long-term investments (Note 6)	5,517	4,155
Value-added tax receivables	20,580	22,185
Mining interests (Note 7 and Note 18 - Schedules)
Owned by subsidiaries	1,942,349	2,035,097
Investments in joint ventures	73,880	72,078
Other assets (Note 8)	45,854	40,351
Deferred income taxes	3,725	10,907
	$2,596,111	$2,547,804
Liabilities
Current
Accounts payable and accrued liabilities	$61,720	$80,318
Current income and other taxes payable	56,737	66,904
Current portion of long-term debt (Note 9)	26,470	25,008
Current portion of prepaid sales (Note 11)	—	30,000
Current portion of mine restoration provisions	—	3,170
Other current liabilities	1,047	1,850
Liabilities associated with assets held for sale (Note 4)	86,385	—
	232,359	207,250

Long-term debt (Note 9)	420,616	454,527
Mine restoration provisions	73,680	114,051
Deferred income taxes	99,997	103,384
Employee benefits obligation	4,262	12,063
Other long-term liabilities	4,352	3,676
	835,266	894,951
Equity
Shareholders’ equity
Share capital (Note 10)
Issued: 1,009,933,091 common shares (Dec 31, 2018 – 994,621,917)	2,273,764	2,234,050
Contributed surplus	69,700	70,889
Accumulated other comprehensive loss	(144,791)	(146,153)
Deficit	(485,914)	(547,839)
	1,712,759	1,610,947
Non-controlling interests	48,086	41,906
	1,760,845	1,652,853
	$2,596,111	$2,547,804

Commitments (Note 17)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2019
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2018	994,622	$2,234,050	$70,889	$(146,153)	$(547,839)	$41,906	$1,652,853

Net income for the period	—	—	—	—	60,199	7,646	67,845
Unrealized gain on investments (Note 6)	—	—	—	1,362	—	—	1,362
Shares issued on exercise of stock options (Note 10)	14,772	26,910	—	—	—	—	26,910
Shares issued on vesting of RSUs (Note 10)	539	1,523	(1,523)	—	—	—	—
Interest on loan to non-controlling interest	—	—	—	—	1,726	(1,466)	260
Share-based payments (Note 10)	—	—	11,615	—	—	—	11,615
Transfer to share capital on exercise of stock options	—	11,281	(11,281)	—	—	—	—

Balance at June 30, 2019	1,009,933	$2,273,764	$69,700	$(144,791)	$(485,914)	$48,086	$1,760,845

	2018
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2017	980,933	$2,197,267	$60,039	$(94,294)	$(610,908)	$14,289	$1,566,393

Net income for the period	—	—	—	—	77,288	1,473	78,761
IFRS 9 transition adjustment on January 1, 2018	—	—	—	(45,478)	45,478	—	—
Impact of change in credit spread on convertible notes	—	—	—	(146)	—	—	(146)
Unrealized loss on investments (Note 6)	—	—	—	(4,426)	—	—	(4,426)
Payments received from non-controlling interests	—	—	—	—	—	434	434
Acquisition of non-controlling interest (Note 7)	—	—	—	—	(2,500)	—	(2,500)
Shares issued on exercise of stock options	4,718	9,499	—	—	—	—	9,499
Shares pending issuance on exercise of stock options	153	290	—	—	—	—	290
Shares issued on vesting of RSUs	57	83	(83)	—	—	—	—
Share-based payments (Note 10)	—	—	7,717	—	—	—	7,717
Transfer to share capital on exercise of stock options	—	4,434	(4,434)	—	—	—	—

Balance at June 30, 2018	985,861	$2,211,573	$63,239	$(144,344)	$(490,642)	$16,196	$1,656,022

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with five operating mines (one in Mali, one in the Philippines, one in Namibia and two in Nicaragua) and a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Colombia, Namibia, Nicaragua and Finland.

The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines, the Otjikoto Mine in Namibia, and La Libertad Mine and El Limon Mine in Nicaragua. The Company has an 81% interest in the Kiaka gold project in Burkina Faso, and a 49% joint venture interest in the Gramalote property in Colombia. On July 2, 2019, the Company entered into an agreement to restructure its interests in La Libertad Mine and El Limon mines (see Note 4).

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB.

Other than as stated below, these condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 6, 2019.

New accounting standards adopted

IFRS 16 - Leases

IFRS 16, Leases eliminates the classification of leases as either operating or finance leases and introduces a single lessee model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months, with the exception of low-value assets. The Company adopted IFRS 16 effective January 1, 2019, using the modified retrospective approach. As a result, comparative information has not been restated and is accounted for under IAS 17, Leases.

New leases accounting policy effective January 1, 2019:

At the inception of a contract, to determine if it contains a lease, the Company assesses whether it conveys the right to control and obtain substantially all of the economic benefits of an identified asset, for a period of time, in exchange for consideration. Where a contract contains a lease, the Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease.

The right-of-use asset is measured at cost less any accumulated depreciation and impairment losses and may be adjusted for any remeasurement of the lease liability. Cost is the amount of the initial lease liability plus any initial direct costs incurred and any lease payments made at or before the commencement date less any incentives received.

The right-of-use assets are included in the cost of property, plant and equipment for the associated mining interest on the balance sheet. They are depreciated, in accordance with the Company's existing accounting policy, over the shorter of the term of the lease or the life of the asset.

The lease liability is initially measured at the present value of future lease payments discounted at the interest rate implicit in the contract. If the implicit rate cannot be determined, the incremental borrowing rate over a similar term and with similar security for the funds necessary to obtain an asset of similar value in a similar economic environment is used. The lease payments include fixed payments less any incentives receivable, variable lease payments that depend on an index or rate and amounts expected to be paid under residual value guarantees. Where the lease contains an extension or purchase option, the costs associated with the option are included if it is reasonably expected to be exercised by the Company.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Thereafter, the amount of the lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liability is remeasured to reflect any modifications to the contract terms. Lease liabilities are presented as a component of debt on the condensed interim consolidated balance sheet.

The Company has elected not to recognize right-of-use assets and lease liabilities for contracts that have a lease term of 12 months or less or are for the use of low value assets. These contracts are recognized as an expense in the condensed interim consolidated statement of operations in the period the cost is incurred. In addition, for certain asset classes, the Company has elected to treat both lease and non-lease components as a single lease component for the purposes of applying IFRS 16.

Impact of adopting IFRS 16:

Upon transition to IFRS 16, the Company recognized right-of-use assets and initial lease liabilities totalling $8 million. The lease liabilities have remaining terms of between 1 and 15 years and are discounted at borrowing rates ranging from 5% to 13%. The following table outlines the difference between operating lease commitments immediately preceding the date of initial application and lease liabilities recognized on the condensed interim consolidated balance sheet at application:

$

Future minimum lease payments under operating leases at December 31, 2018	8,422
Initial recognition of contracts	1,435
Commitments relating to short-term and low-value leases	(757)
Undiscounted lease payments at January 1, 2019	9,100
Effect of discounting at January 1, 2019	(1,565)
Lease liabilities arising on initial application of IFRS 16	7,535

The Company applied the following practical expedients in the adoption of IFRS 16:
•Applied the exception not to recognize right-of-use assets for leases with a term of 12 months or less remaining at January 1, 2019;
•For contracts previously determined to contain a finance lease under IAS 17, used the carrying amount of the right-of-use asset and lease liability determined under IAS 17;
•Excluded initial direct costs from measuring right-of-use assets at the date of initial application;
•For certain classes of assets, the Company has elected to account for both the lease and non-lease components as a single lease component.

For the three and six months ended June 30, 2019, payments totalling $0 million and $1 million, respectively, relating to short-term leases (those with a term of 12 months or less) and $15 million and $28 million, respectively, relating to variable lease payments (including both lease and non-lease components) have been expensed in the condensed interim consolidated statement of operations.

For the three and six months ended June 30, 2019, the Company recognized depreciation of $0 million and $1 million, respectively, on new right-of-use assets recognized under IFRS 16 in the condensed interim consolidated statement of operations and made payments on these leases of $0 million and $1 million, respectively. The continuity of lease liabilities, including those recognized under IFRS 16, is shown in Note 9.

The expected timing of undiscounted lease payments at June 30, 2019 for leases recognized upon adoption of IFRS 16 is as follows:

June 30, 2019
$

Less than one year	2,279
One to five years	5,225
More than five years	695
8,199

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

3 Significant accounting judgments and estimates

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

On July 19, 2019, the Company was informed by its joint-venture partner for the Gramalote property, AngloGold Ashanti Ltd. (“AngloGold Ashanti”) of an ongoing Colombian tax dispute. In December 2017, the Gramalote Joint Venture received notice from the Colombian Tax Office (DIAN) that it disagreed with the Company’s tax treatment of certain items in the 2013 income tax return resulting in an assessment with additional income taxes and penalty fines. This assessment is currently being appealed by the Gramalote Joint Venture and the outcome of this appeal cannot be determined at this time. The Company does not believe that its share of any taxes payable under the assessment are material and no provision for any amounts that may be payable have been recorded at this time, pending the outcome of the appeal process.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash-generating units for long-lived asset requires management to make estimates and assumptions including future production levels, mill recoveries, operating and capital costs, future metal prices, foreign exchange rates, taxation rates, and discount rates in its life-of-mine plans and preparation of updated technical studies when relevant. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

4 Disposal of Nicaraguan group

On July 2, 2019, the Company announced that it had entered into a letter of intent for Calibre Mining Corp. ("Calibre") to acquire El Limon Mine, La Libertad Mine and other additional concessions in Nicaragua (collectively, the "Nicaraguan Group") for aggregate consideration of $100 million. The purchase price is payable as follows:
•$50 million in cash, $40 million to be paid upon the closing of the transaction and $10 million to be paid one year from closing;
•$40 million in Calibre shares to be issued upon the closing of the transaction;
•$10 million in a 2 year convertible debenture bearing interest at 2% per annum;

The transaction is subject to shareholder approval and completion of a concurrent private placement by Calibre, as well as other customary closing conditions. Closing is expected in the fourth quarter of 2019.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

In accordance with IFRS 5 Non-current assets held for sale and discontinued operations, the Company has determined that the Nicaraguan Group meets the definition of an asset held for sale and has been accounted for as a disposal group held for sale at June 30, 2019 and as a discontinued operation for the three and six months ended June 30, 2019 and 2018. The results of the Nicaraguan group, as well as restated comparative periods, have been presented as discontinued operations in the Condensed Interim Consolidated Statement of Operations and the Condensed Interim Consolidated Statement of Cash Flows. The following outlines the operating results of the Nicaraguan Group for the period:

	For the three months ended June 30, 2019	For the three months ended June 30, 2018	For the six months ended June 30, 2019	For the six months ended June 30, 2018
	$	$	$	$

Gold revenue	43,034	42,495	80,716	88,624

Cost of sales
Production costs	(33,008)	(29,273)	(66,673)	(61,704)
Depreciation and depletion	(7,478)	(12,730)	(14,237)	(30,471)
Royalties and production taxes	(1,474)	(1,505)	(2,976)	(3,417)
Total cost of sales	(41,960)	(43,508)	(83,886)	(95,592)

Gross profit (loss)	1,074	(1,013)	(3,170)	(6,968)

General and administrative	(1,208)	(1,104)	(2,200)	(2,333)
Share-based payments	(726)	(494)	(1,491)	(1,117)
Provision for non-recoverable input taxes	(169)	(1,564)	(169)	(1,501)
Foreign exchange losses	(204)	(19)	(501)	(249)
Other	154	(293)	(117)	(521)
Operating loss	(1,079)	(4,487)	(7,648)	(12,689)

Community relations	(570)	(541)	(979)	(956)
Interest and financing expense	(295)	(270)	(624)	(487)
Other	(69)	167	(97)	88
Loss before taxes	(2,013)	(5,131)	(9,348)	(14,044)

Current income tax, withholding and other taxes expense	(2,119)	(1,390)	(3,731)	(2,733)
Deferred income tax recovery	463	313	688	1,779
Net loss from discontinued operations	(3,669)	(6,208)	(12,391)	(14,998)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Nicaraguan Group is disclosed as assets held for sale at June 30, 2019 and as a result, these are presented as current assets held for sale and liabilities held for sale on the Condensed Interim Consolidated Balance Sheet. The following is a breakdown of the assets and liabilities of the Nicaraguan Group at June 30, 2019:

June 30, 2019
$

Cash and cash equivalents	10,245
Accounts receivable, prepaids and other	2,575
Value-added and other tax receivables	3,858
Inventories	39,917
Mining interests	109,653
Other assets	204
Total assets classified as held for sale	166,452

Accounts payable and accrued liabilities	13,816
Current income and other taxes payable	3,603
Current portion of long-term debt	122
Current portion of mine restoration provisions	3,256
Other current liabilities	768
Mine restoration provisions	49,520
Deferred income taxes	6,616
Employee benefits obligation	8,684
Total liabilities associated with assets held for sale	86,385
Net assets classified as held for sale	80,067

5 Inventories

	June 30, 2019	December 31, 2018
	$	$

Gold and silver bullion	31,797	35,052
In-process inventory	8,082	16,345
Ore stock-pile inventory	56,913	58,546
Materials and supplies	98,072	124,028
	194,864	233,971

Ore stock-pile inventory includes amounts for the Fekola Mine of $31 million (December 31, 2018 - $37 million), for the Otjikoto Mine of $23 million (December 31, 2018 – $18 million), and for the Masbate Mine of $3 million (December 31, 2018 - $2 million).

6 Long-term investments

	June 30, 2019			December 31, 2018
	Cost $	AOCI $	Fair Value $	Cost $	AOCI $	Fair Value $

Calibre Mining Corp.	7,844	(5,477)	2,367	7,844	(6,395)	1,449
RTG Mining Inc.	13,400	(12,570)	830	13,400	(12,306)	1,094
St. Augustine Gold & Copper Ltd.	20,193	(18,631)	1,562	20,193	(19,194)	999
Libero Copper Corp.	632	123	755	632	(22)	610
Goldstone Resources Ltd.	20	(17)	3	20	(17)	3
Balance, end of period	42,089	(36,572)	5,517	42,089	(37,934)	4,155

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

7 Mining interests

	June 30, 2019	December 31, 2018
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,213,362	1,168,491
Accumulated depreciation and depletion	(197,006)	(144,335)
	1,016,356	1,024,156
Masbate Mine, Philippines
Cost, net of impairment	702,456	681,509
Accumulated depreciation and depletion	(272,251)	(248,021)
	430,205	433,488
Otjikoto Mine, Namibia
Cost	602,332	575,127
Accumulated depreciation and depletion	(269,557)	(238,579)
	332,775	336,548
Limon Mine, Nicaragua
Cost	—	217,263
Accumulated depreciation and depletion	—	(149,541)
	—	67,722
Libertad Mine, Nicaragua
Cost, net of impairment	—	315,569
Accumulated depreciation and depletion	—	(295,715)
	—	19,854

Exploration and evaluation properties (non-depletable)
Kiaka, Burkina Faso	75,316	73,173
Fekola Regional, Mali	23,313	21,903
Toega, Burkina Faso	20,694	19,581
Mocoa Royalty, Colombia	10,230	10,230
Ondundu, Namibia	9,010	8,273
Finland Properties, Finland	6,225	5,947
Other	15,673	13,542
	160,461	152,649
Corporate & other
Office, furniture and equipment, net	2,552	680
	1,942,349	2,035,097
Investments in joint ventures (accounted for using the equity method)
Gramalote, Colombia, net of impairment	73,880	72,078
	2,016,229	2,107,175

Mocoa

During the six months ended June 30, 2018, the Company made the decision to dispose of its interest in the Mocoa property. As a result, the property was written down to its estimated fair value of $11 million and impairment losses totalling $18 million were recognized in net income.

Purchase of Limon non-controlling interest

On May 22, 2018, the Company through its wholly owned subsidiary, Triton Mining Corporation, acquired the remaining 5% of the outstanding shares of Triton Minera S.A. the entity that owns El Limon Mine in exchange for cash consideration of $2.5 million resulting in the Company owning 100% of El Limon mine.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8 Other assets

	June 30, 2019	December 31, 2018
	$	$

Low-grade stockpile	20,916	18,237
Debt service reserve accounts (Note 9)	12,618	13,736
Loan receivable, including accrued interest	4,948	5,053
Reclamation deposits	4,597	2,485
Other	2,775	840
	45,854	40,351

9 Long-term debt

	June 30, 2019	December 31, 2018
	$	$
Revolving credit facility:
Principal amount	375,000	400,000
Less: unamortized transaction costs	(8,827)	(4,178)
	366,173	395,822
Equipment loans/finance lease obligations:
Fekola equipment loan facility (net of unamortized transaction costs)	51,502	57,242
Masbate equipment loan facility (net of unamortized transaction costs)	12,515	13,071
Otjikoto equipment loan facility (net of unamortized transaction costs)	8,074	10,816
Lease liabilities	8,822	2,186
Nicaraguan equipment loans	—	398
	80,913	83,713

	447,086	479,535
Less: current portion	(26,470)	(25,008)
	420,616	454,527

The changes in debt balances during the six months ended June 30, 2019 are as follows:

	Revolving credit facility	Equipment loans	Lease Liabilities	Nicaraguan equipment loans	Total
	$	$	$	$	$

Balance at December 31, 2018	395,822	81,129	2,186	398	479,535
Adoption of IFRS 16 (Note 2)	—	—	7,535	—	7,535
Drawdowns	—	3,463	—	—	3,463
Debt repayments	(25,000)	(12,379)	(1,355)	(276)	(39,010)
Non-cash movements in lease liabilities	—	—	404	—	404
Foreign exchange (gains) losses	—	(463)	52	—	(411)
Deferred transaction costs incurred	(5,574)	—	—	—	(5,574)
Non-cash interest and financing expense	925	341	—	—	1,266
Reclassification to liabilities associated with assets held for sale	—	—	—	(122)	(122)
Balance at June 30, 2019	366,173	72,091	8,822	—	447,086

Less current portion	—	(23,641)	(2,829)	—	(26,470)
	366,173	48,450	5,993	—	420,616

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Revolving credit facility

On May 10, 2019, the Company entered into a revised revolving credit facility ("RCF") agreement with its existing syndicate of banks plus one new lender. The maximum available for drawdown under the facility was increased from $500 million to $600 million with an accordion feature, available on the receipt of additional binding commitments, for a further $200 million.

The revised RCF bears interest on a sliding scale of between LIBOR plus 2.125% to 2.75% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.478% and 0.619%. The term of the revised RCF is four years, maturing on May 9, 2023.

The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the existing RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at June 30, 2019, the Company was in compliance with these debt covenants.

As at June 30, 2019, the Company had drawn down $375 million under the $600 million revised RCF, leaving an undrawn and available balance of $225 million.

Fekola equipment loan facility

During the three months ended June 30, 2019, the company drew down the final Euro $2 million ($2 million equivalent) under the facility. The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At June 30, 2019, the balance in the DSRA was Euro 8 million ($10 million equivalent).

Otjikoto equipment loan facility

The Company is required to maintain a deposit in a DSRA equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At June 30, 2019, the balance in the DSRA was $3 million.

Masbate equipment loan facility

During the three months ended June 30, 2019, the Company drew down the final $1 million under the facility.

10 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at June 30, 2019, the Company had 1,009,933,091 common shares outstanding, including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

For the three and six months ended June 30, 2019, share-based payments expense relating to the vesting of stock options, was $4 million and $8 million, respectively, (2018 - $3 million and $6 million, respectively) net of $0 million and $1 million, respectively, (2018 - $1 million and $1 million, respectively) capitalized to mining interests.

For the three and six months ended June 30, 2019, the Company issued 5 million and 15 million shares, respectively, for proceeds of $7 million and $27 million, respectively, upon the exercise of stock options. Subsequent to June 30, 2019, 4 million shares were issued for proceeds of $9 million upon the exercise of stock options.

During the three and six months ended June 30, 2019, 1 million and 1 million options, respectively, were granted. As at June 30, 2019, 53 million stock options were outstanding.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

A summary of changes to stock options outstanding:

	Number of outstanding options ('000's)	Weighted-average exercise price (in Cdn. $)

Outstanding at December 31, 2018	67,632	2.96
Granted	1,155	3.42
Exercised	(15,416)	2.43
Forfeited or expired	(356)	3.48
Outstanding at June 30, 2019	53,015	3.12

For the three and six months ended June 30, 2019, share-based payments expense, relating to the vesting of restricted share units ("RSUs"), was $2 million and $3 million, respectively, (2018 - $0 million and $1 million, respectively).

During the three and six months ended June 30, 2019, 3 million and 3 million RSUs, respectively, were granted to employees of the Company. As at June 30, 2019, 4 million RSUs were outstanding.

During the three and six months ended June 30, 2019, 309,000 and 327,000 deferred share units ("DSUs") were issued, respectively, to Directors of the Company. As at June 30, 2019, 843,000 DSUs were outstanding.

Earnings per share

The following is the calculation of net income from continuing operations and diluted net income from continuing operations attributable to shareholders of the Company for the period:

	For the three months ended June 30, 2019	For the three months ended June 30, 2018	For the six months ended June 30, 2019	For the six months ended June 30, 2018

Net income from continuing operations	$44,991	$27,541	$80,236	$93,759
Non-controlling interests	$(3,418)	$(527)	$(7,646)	$(1,473)
Net income from continuing operations (attributable to shareholders of the Company)	$41,573	$27,014	$72,590	$92,286
Dilutive impact of unrealized gain on fair value of convertible notes	$—	$(878)	$—	$(12,092)
Diluted net income from continuing operations (attributable to shareholders of the Company)	$41,573	$26,136	$72,590	$80,194

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is the calculation of diluted net income attributable to shareholders of the Company for the period:

	For the three months ended June 30, 2019	For the three months ended June 30, 2018	For the six months ended June 30, 2019	For the six months ended June 30, 2018

Net income for the period (attributable to shareholders of the Company)	$37,904	$20,806	$60,199	$77,288
Dilutive impact of unrealized gain on fair value of convertible notes	$—	$(878)	$—	$(12,092)
Diluted net income (attributable to shareholders of the Company)	$37,904	$19,928	$60,199	$65,196

The following is the calculation of diluted weighted average number of common shares outstanding for the period:

	For the three months ended June 30, 2019	For the three months ended June 30, 2018	For the six months ended June 30, 2019	For the six months ended June 30, 2018

Basic weighted average number of common shares outstanding (in thousands)	1,008,345	984,650	1,004,897	983,412

Effect of dilutive securities:
Convertible notes	—	65,798	—	65,798
Stock options	7,785	13,040	9,510	13,497
Restricted share units	192	365	318	388
Diluted weighted average number of common shares outstanding (in thousands)	1,016,322	1,063,853	1,014,725	1,063,095

The following is the basic and diluted earnings per share from continuing operations:

	For the three months ended June 30, 2019	For the three months ended June 30, 2018	For the six months ended June 30, 2019	For the six months ended June 30, 2018

Earnings per share from continuing operations (attributable to shareholders of the Company)
Basic	$0.04	$0.03	$0.07	$0.09
Diluted	$0.04	$0.02	$0.07	$0.08

The following is the basic and diluted earnings per share:

	For the three months ended June 30, 2019	For the three months ended June 30, 2018	For the six months ended June 30, 2019	For the six months ended June 30, 2018

Earnings per share (attributable to shareholders of the Company)
Basic	$0.04	$0.02	$0.06	$0.08
Diluted	$0.04	$0.02	$0.06	$0.06

11 Prepaid Sales

During the three and six months ended June 30, 2019, the Company delivered 10,113 and 25,282 ounces, respectively, into contracts valued at $12 million and $30 million, respectively. As the Company physically delivered ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the Condensed Interim Consolidated Statement of Operations during the period.

As at June 30, 2019, Company had delivered into all of its Prepaid Sales contracts and had no contracts outstanding.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

12 Derivative Financial instruments

Fuel derivatives
During the six months ended June 30, 2019, the Company entered into additional forward contracts for the purchase of 24,852,000 litres of gas oil and additional collar contracts for 19,202,000 litres of gas oil with settlements scheduled between August 2019 and January 2021. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").
The following is a summary, by maturity dates, of the Company’s fuel derivatives contracts outstanding as at June 30, 2019:

	2019	2020	2021	Total
Forward – fuel oil:
Litres (thousands)	16,301	16,438	—	32,739
Average strike price	$0.32	$0.33	$—	$0.33

Forward – gas oil:
Litres (thousands)	18,068	21,908	1,717	41,693
Average strike price	$0.46	$0.49	$0.49	$0.48

Forward – diesel:
Litres (thousand)	1,079	1,599	—	2,678
Average strike price	$0.53	$0.57	$—	$0.55

Collars - fuel oil:
Litres (thousand)	6,536	10,697	1,969	19,202
Average ceiling price	$0.29	$0.27	$0.27	$0.28
Average floor price	$0.42	$0.40	$0.40	$0.41
The unrealized fair value of these contracts at June 30, 2019 was $1 million.
Interest Rate Swaps

On January 24, 2019, the Company entered into a series of interest swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL. The unrealized fair value of these contracts at June 30, 2019 was $(2) million.

13 Financial Instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

As at June 30, 2019, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at June 30, 2019		As at December 31, 2018
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 6)	5,517	—	4,155	—
Fuel derivative contracts (Note 12)	—	1,348	—	(1,837)
Interest rate swaps (Note 12)	—	(1,613)	—	740

The fair value of the Company’s long-term investments were determined using market quotes from an active market for each investment.
The fair value of the fuel derivative contracts and interest rate swaps were determined using prevailing market rates for instruments with similar characteristics.
The fair value of the Company's other financial instruments approximate their carrying value.

14 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended June 30, 2019	For the three months ended June 30, 2018	For the six months ended June 30, 2019	For the six months ended June 30, 2018
	$	$	$	$

Income from continuing operations before taxes	68,143	76,535	141,027	173,407
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%
Income tax expense at statutory rates	18,399	20,664	38,077	46,820

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates and tax holidays	1,850	7,592	2,518	8,441
Non-deductible expenditures	6,889	6,036	13,751	12,450
Losses for which no tax benefit has been recorded	4,311	(6,228)	7,283	985
Benefit of optional tax deductions	(3,070)	(5,032)	(5,754)	(5,032)
Withholding tax	1,651	1,911	3,712	3,995
Change due to foreign exchange	(5,714)	22,974	2,368	10,771
Amounts (over) under provided in prior years	(1,164)	(30)	(1,164)	111
Changes in estimates of deferred tax assets	—	1,107	—	1,107
Income tax expense	23,152	48,994	60,791	79,648

Current income tax, withholding and other taxes	24,123	21,863	49,692	59,999
Deferred income tax (recovery) expense	(971)	27,131	11,099	19,649
Income tax expense	23,152	48,994	60,791	79,648

Included in current income tax expense for the three and six months ended June 30, 2019, is $4 million and $9 million, respectively, (2018 - $5 million and $10 million, respectively) related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended June 30, 2019	For the three months ended June 30, 2018	For the six months ended June 30, 2019	For the six months ended June 30, 2018
	$	$	$	$

Depreciation and depletion	56,981	55,743	117,612	119,250
Delivery into prepaid sales (Note 11)	(12,000)	(15,000)	(30,000)	(30,000)
Interest and financing expense	6,414	6,887	13,244	14,346
Unrealized gain on fair value of convertible notes	—	(878)	—	(12,092)
Share-based payments (Note 10)	6,054	2,472	10,036	5,843
Unrealized gain (loss) on derivative instruments	4,613	(3,895)	(831)	(6,000)
Impairment of long-lived assets (Note 7)	—	—	—	18,186
Provision for non-recoverable input taxes	(505)	(228)	(555)	391
Deferred income tax (recovery) expense (Note 14)	(971)	27,131	11,099	19,649
Write-down of mineral property interests	1,352	—	1,352	—
Other	329	(891)	(2,667)	(1,110)
	62,267	71,341	119,290	128,463

Changes in non-cash working capital:

	For the three months ended June 30, 2019	For the three months ended June 30, 2018	For the six months ended June 30, 2019	For the six months ended June 30, 2018
	$	$	$	$

Accounts receivable and prepaids	(1,390)	1,593	(7,824)	(621)
Value-added and other tax receivables	(230)	2,917	(2,571)	2,094
Inventories	(3,743)	(20,595)	(2,689)	(34,915)
Accounts payable and accrued liabilities	1,354	(1)	(8,166)	(5,308)
Current income and other taxes payable	(21,623)	1,374	(9,489)	37,563
	(25,632)	(14,712)	(30,739)	(1,187)

Other exploration and development:

	For the three months ended June 30, 2019	For the three months ended June 30, 2018	For the six months ended June 30, 2019	For the six months ended June 30, 2018
	$	$	$	$

Fekola Mine, exploration	(6,215)	(5,055)	(8,310)	(7,040)
Masbate Mine, exploration	(1,103)	(1,119)	(2,065)	(2,217)
Otjikoto Mine, exploration	(533)	(593)	(864)	(997)
Fekola Regional, exploration	(710)	(2,003)	(948)	(5,202)
Toega Project, exploration	(682)	(2,749)	(1,153)	(4,938)
Kiaka Project, exploration	(1,442)	(1,171)	(1,922)	(1,324)
Ondundu Project, exploration	(530)	(623)	(737)	(952)
Finland Properties, exploration	(58)	(676)	(278)	(1,254)
Other	(1,290)	(1,061)	(2,907)	(2,171)
	(12,563)	(15,050)	(19,184)	(26,095)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Non-cash investing and financing activities:

	For the three months ended June 30, 2019	For the three months ended June 30, 2018	For the six months ended June 30, 2019	For the six months ended June 30, 2018
	$	$	$	$

Interest on loan to non-controlling interest	868	—	1,726	—
Share-based payments, capitalized to mineral property interests	462	222	942	506
Change in current liabilities relating to mineral property expenditures	188	949	(46)	(10,350)
Foreign exchange (loss) gain on Fekola equipment loan facility	(753)	3,608	417	2,136

For the three and six ended June 30, 2019, the Company paid $45 million and $52 million, respectively, of income taxes in cash (2018 - $17 million and $19 million, respectively).

16 Segmented Information

The Company’s reportable operating segments include its mining operations, namely the Fekola, Masbate, Otjikoto, Libertad, and Limon mines. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables:

	For the three months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Limon Mine	Libertad Mine	Other Mineral Properties	Corporate & Other	Discont. Operations	Total
	$	$	$	$	$	$	$	$	$

External gold revenue	140,289	81,469	46,462	6,259	23,768	—	12,000	(43,034)	267,213
Intersegment gold revenue	—	—	—	6,549	6,458	—	(13,007)	—	—
Production costs	39,596	35,130	20,587	9,531	23,477	—	—	(33,008)	95,313
Depreciation & depletion	27,760	14,102	15,119	5,170	2,308	—	242	(7,478)	57,223
Net income (loss)	38,877	21,381	5,543	(4,145)	546	(1,182)	(19,698)	—	41,322
Capital expenditures	19,044	8,623	17,754	11,681	11,304	5,527	66	—	73,999
Total assets	1,171,170	533,838	438,377	97,918	67,980	239,156	47,672	—	2,596,111

	For the three months ended June 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Project	Limon Mine	Libertad Mine	Other Mineral Properties	Corporate & Other	Discont. Operations	Total
	$	$	$	$	$	$	$	$	$

External gold revenue	129,902	62,858	51,210	1,436	24,400	—	15,000	(42,495)	242,311
Intersegment gold revenue	—	—	—	14,421	2,238	—	(16,659)	—	—
Production costs	30,954	26,339	21,374	10,913	18,360	—	—	(29,273)	78,667
Depreciation & depletion	25,888	11,620	18,235	4,957	7,770	—	64	(12,727)	55,807
Net income (loss)	26,649	18,242	(6,055)	(2,930)	(3,201)	(675)	(10,697)	—	21,333
Capital expenditures	20,377	10,679	18,849	9,713	6,991	10,430	17	—	77,056
Total assets	1,226,736	512,131	443,227	76,937	105,178	221,221	52,936	—	2,638,366

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the six months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Limon Mine	Libertad Mine	Other Mineral Properties	Corporate & Other	Discont. Operations	Total
	$	$	$	$	$	$	$	$	$

External gold revenue	291,774	147,296	95,066	11,249	36,526	—	30,000	(80,716)	531,195
Intersegment gold revenue	—	—	—	16,532	16,409	—	(32,941)	—	—
Production costs	85,624	62,647	39,879	20,833	45,840	—	—	(66,673)	188,150
Depreciation & depletion	58,013	27,095	32,504	8,391	5,846	—	479	(14,237)	118,091
Net income (loss)	71,477	37,122	7,558	(6,541)	(5,733)	(1,692)	(34,346)	—	67,845
Capital expenditures	42,423	18,029	25,367	19,575	16,801	10,084	217	—	132,496
Total assets	1,171,170	533,838	438,377	97,918	67,980	239,156	47,672	—	2,596,111

	For the six months ended June 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Limon Mine	Libertad Mine	Other Mineral Properties	Corporate & Other	Discont. Operations	Total
	$	$	$	$	$	$	$	$	$

External gold revenue	293,182	142,994	108,245	8,314	46,359	—	30,000	(88,624)	540,470
Intersegment gold revenue	—	—	—	28,835	5,116	—	(33,951)	—	—
Production costs	64,086	59,580	44,868	24,048	37,656	—	—	(61,704)	168,534
Depreciation & depletion	58,489	25,008	35,753	14,693	15,778	—	127	(30,471)	119,377
Net income (loss)	85,568	35,196	5,431	(6,194)	(8,614)	(19,293)	(13,333)	—	78,761
Capital expenditures	43,449	23,614	30,629	17,001	12,773	20,557	48	—	148,071
Total assets	1,226,736	512,131	443,227	76,937	105,178	221,221	52,936	—	2,638,366

The Company’s mining interests are located in the following geographical locations:

	June 30, 2019	December 31, 2018
	$	$
Mining interests
Mali	1,044,940	1,051,327
Philippines	430,205	433,488
Namibia	342,581	345,417
Burkina Faso	102,289	98,867
Colombia	84,110	82,308
Finland	6,225	5,947
Canada	2,552	680
Nicaragua	—	87,576
Other	3,327	1,565
	2,016,229	2,107,175

17 Commitments

As at June 30, 2019, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $6 million for mobile equipment, all of which is expected to be incurred in 2019, and $15 million for the plant expansion, $12 million of which is expected to be incurred in 2019 and $3 million of which will be incurred in 2020.
•For payments of $2 million for mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2019.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 18)
For the six months ended June 30, 2019
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation					Net carrying value
	Balance at Dec. 31, 2018	Additions	Disposals / write-offs	Reclass	Balance at Jun. 30, 2019	Balance at Dec. 31, 2018	Depreciation	Disposals / write-offs	Reclass	Balance at Jun. 30, 2019	Balance at Jun. 30, 2019	Balance at Dec. 31, 2018
	$	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,168,491	45,057	(186)	—	1,213,362	(144,335)	(52,841)	170	—	(197,006)	1,016,356	1,024,156
Masbate	681,509	24,180	(3,233)	—	702,456	(248,021)	(27,411)	3,181	—	(272,251)	430,205	433,488
Otjikoto	575,127	27,852	(647)	—	602,332	(238,579)	(31,537)	559	—	(269,557)	332,775	336,548
Limon	217,263	20,750	(50)	(237,963)	—	(149,541)	(10,608)	45	160,104	—	—	67,722
Libertad	315,569	17,315	—	(332,884)	—	(295,715)	(5,712)	—	301,427	—	—	19,854
	2,957,959	135,154	(4,116)	(570,847)	2,518,150	(1,076,191)	(128,109)	3,955	461,531	(738,814)	1,779,336	1,881,768

Exploration & evaluation properties (non-depletable)
Kiaka	73,173	2,143	—	—	75,316	—	—	—	—	—	75,316	73,173
Fekola Regional	21,903	1,410	—	—	23,313	—	—	—	—	—	23,313	21,903
Toega	19,581	1,113	—	—	20,694	—	—	—	—	—	20,694	19,581
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	—	10,230	10,230
Ondundu	8,273	737	—	—	9,010	—	—	—	—	—	9,010	8,273
Finland	5,947	278			6,225	—	—	—	—	—	6,225	5,947
Other	13,542	3,820	(1,352)	(337)	15,673	—	—	—	—	—	15,673	13,542
	152,649	9,501	(1,352)	(337)	160,461	—	—	—	—	—	160,461	152,649

Corporate
Office, furniture & equipment	2,518	2,351	—	—	4,869	(1,838)	(479)	—	—	(2,317)	2,552	680

	3,113,126	147,006	(5,468)	(571,184)	2,683,480	(1,078,029)	(128,588)	3,955	461,531	(741,131)	1,942,349	2,035,097

Investments in joint ventures (accounted for using the equity method)
Gramalote	72,078	1,802	—	—	73,880	—	—	—	—	—	73,880	72,078

	3,185,204	148,808	(5,468)	(571,184)	2,757,360	(1,078,029)	(128,588)	3,955	461,531	(741,131)	2,016,229	2,107,175

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 18)
For the year ended December 31, 2018
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2017	Additions	Disposals / write-offs / impairments	Reclass	Balance at Dec. 31, 2018	Balance at Dec. 31, 2017	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2018	Balance at Dec. 31, 2018	Balance at Dec. 31, 2017
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,094,784	71,767	(325)	2,265	1,168,491	(35,477)	(108,895)	37	(144,335)	1,024,156	1,059,307
Masbate	625,722	56,598	(811)	—	681,509	(193,925)	(54,907)	811	(248,021)	433,488	431,797
Otjikoto	527,069	52,386	(4,328)	—	575,127	(163,153)	(76,608)	1,182	(238,579)	336,548	363,916
Libertad	335,651	31,544	(51,626)	—	315,569	(263,838)	(32,501)	624	(295,715)	19,854	71,813
Limon	173,358	30,836	13,069	—	217,263	(127,740)	(22,124)	323	(149,541)	67,722	45,618
	2,756,584	243,131	(44,021)	2,265	2,957,959	(784,133)	(295,035)	2,977	(1,076,191)	1,881,768	1,972,451

Exploration & evaluation properties (non-depletable)
Kiaka	69,989	2,697	—	487	73,173	—	—	—	—	73,173	69,989
Fekola Regional	17,211	4,692	—	—	21,903	—	—	—	—	21,903	17,211
Toega	10,603	8,978	—	—	19,581	—	—	—	—	19,581	10,603
Mocoa Royalty	29,041	7	(18,186)	(632)	10,230	—	—	—	—	10,230	29,041
Ondundu	5,246	3,027	—	—	8,273	—	—	—	—	8,273	5,246
Finland	2,991	2,956	—	—	5,947	—	—	—	—	5,947	2,991
Other	15,890	5,779	(7,640)	(487)	13,542	—	—	—	—	13,542	15,890
	150,971	28,136	(25,826)	(632)	152,649	—	—	—	—	152,649	150,971

Corporate
Office, furniture & equipment	2,264	254	—	—	2,518	(1,553)	(285)	—	(1,838)	680	711

	2,909,819	271,521	(69,847)	1,633	3,113,126	(785,686)	(295,320)	2,977	(1,078,029)	2,035,097	2,124,133

Investments in joint ventures (accounted for using the equity method)
Gramalote	65,830	6,248	—	—	72,078	—	—	—	—	72,078	65,830

	2,975,649	277,769	(69,847)	1,633	3,185,204	(785,686)	(295,320)	2,977	(1,078,029)	2,107,175	2,189,963